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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                              OR 15D-17 THEREUNDER

                              COMSHARE, INCORPORATED
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                 (EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER)

                   555 BRIARWOOD CIRCLE, ANN ARBOR, MICHIGAN 48108
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Issuer's telephone number, including area code: (313) 994-4800


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.     Title of security:  Common Stock, $1.00 par value per share

2.     Number of shares outstanding before the change:  8,246,942

3.     Number of shares outstanding after the change:  9,371,942

4.     Effective date of change:  November 28, 1995

5.     Method of change:  Specify method (such as merger,
                          acquisition, exchange, distribution,
                          stock split, reverse split, acquisition
                          of stock for treasury, etc.)

                          Offering of Common Stock
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Give brief description of transaction: The Company has offered, pursuant to a
Registration Statement on Form S-3 (File No. 33-63335), 1,125,000 shares of Common Stock on November 28, 1995.


                         II.  CHANGE IN NAME OF ISSUER

1.     Name prior to change:
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2.     Name after change:
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3.     Effective date of charter amendment changing name:
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4.     Date of shareholder approval of change, if required:
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DATE 11/29/95                          /S/ KATHRYN A. JEHLE
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                                           KATHRYN A. JEHLE
                                           SENIOR VICE PRESIDENT AND
                                           CHIEF FINANCIAL OFFICER